Evolent Health LLC

Financial Statements
December 31, 2014 and 2013

Evolent Health LLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Evolent Health LLC:

In our opinion, the accompanying balance sheets and the related statements of operations and comprehensive loss, of changes in members’ equity and redeemable preferred units and of cash flows present fairly, in all material respects, the financial position of Evolent Health LLC at December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

McLean, Virginia
March 2, 2015

EVOLENT HEALTH LLC
BALANCE SHEETS
(in thousands, except share data)

	As of December 31,
	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$15,134	$67,891
Restricted cash	3,470	500
Accounts receivable (amounts related to affiliates: 2014 - $4,386; 2013 - $1,508)	9,477	10,520
Prepaid expenses and other current assets	2,218	1,381
Investments	26,419	—
Total current assets	56,718	80,292
Restricted cash	2,508	1,714
Restricted investments	—	2,352
Property, plant and equipment, net	22,774	14,291
Intangible assets, net	647	1,574
Other long term assets	1,657	1,752
Total assets	$84,304	$101,975

LIABILITIES, REDEEMABLE PREFERRED UNITS AND MEMBERS’ EQUITY
Liabilities
Current liabilities:
Accounts payable (amounts related to affiliates: 2014 - $572; 2013 - $0)	$7,694	$1,976
Accrued liabilities (amounts related to affiliates: 2014 - $4,316; 2013 - $1,000)	18,178	10,288
Deferred revenue	23,256	16,374
Other current liabilities	901	684
Total current liabilities	50,029	29,322
Deferred rent	5,772	3,358
Other long term liabilities	—	—
Total liabilities	55,801	32,680

Commitments and Contingencies (See Note 9)

Redeemable Preferred Units
Series B redeemable preferred units – 3,591,844 units issued and outstanding; liquidation value of $60,777 and $56,364 as of December 31, 2014 and 2013, respectively	15,734	38,251
Series B-1 redeemable preferred units – 488,281 units authorized; 90,105 units issued and outstanding; liquidation value of $1,478 as of December 31, 2014; no units authorized, issued, or outstanding as of December 31, 2013	—	—
Total redeemable preferred units	15,734	38,251

Members' Equity
Series A preferred units – 3,900,000 units authorized; 3,825,000 and 3,900,000 issued and outstanding; liquidation value of $48,218 and $45,994 as of December 31, 2014 and 2013, respectively	—	—
Series B preferred units – 6,510,860 units authorized; 2,919,016 units issued and outstanding; liquidation value of $49,393 and $45,806 as of December 31, 2014 and 2013, respectively	12,769	31,044
Class A common units – 1,011,871 and 956,506 units authorized, issued and outstanding as of December 31, 2014 and 2013, respectively	—	—
Series A preferred stock – $.001 par value, no units authorized, issued or outstanding; no liquidation value as of December 31, 2014 and 2013	—	—
Class A common stock – $.001 par value, no shares authorized, issued or outstanding as of December 31, 2014 and 2013	—	—
Additional paid-in-capital	—	—
Accumulated deficit	—	—
Total members’ equity	12,769	31,044
Total liabilities, redeemable preferred units and members' equity	$84,304	$101,975

See accompanying Notes to Financial Statements

EVOLENT HEALTH LLC
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(in thousands)

	For the Years Ended December 31,
	2014	2013	2012
Revenues
Transformation(1)	$36,289	$34,560	$7,290
Platform and operations(1)	64,599	5,721	1,056
Total revenues	100,888	40,281	8,346

Expenses
Cost of revenues (exclusive of depreciation and amortization presented separately below)(1)	73,122	46,327	11,274
Selling, general and administrative expenses(1)	76,521	24,103	15,977
Depreciation and amortization expenses	3,694	1,838	714
Total operating expenses	153,337	72,268	27,965
Operating income (loss)	(52,449)	(31,987)	(19,619)
Interest (income) expense, net	(195)	820	(18)
Other (income) expense, net	9	(1)	(1)
Income (loss) before income tax	(52,263)	(32,806)	(19,600)
Income tax expense (benefit)	—	8	(337)
Net income (loss) and comprehensive income (loss)	$(52,263)	$(32,814)	$(19,263)

(1) Amounts related to affiliates included above are as follows (See Note 14):
Transformation	$8,930	$12,177	$5,041
Platform and operations	28,847	5,000	1,056
Cost of revenues (exclusive of depreciation and amortization presented separately above)	14,488	1,935	649
Selling, general and administrative expenses	227	833	421

See accompanying Notes to Financial Statements

EVOLENT HEALTH LLC
STATEMENTS OF CASH FLOWS
(in thousands)

	For the Years Ended December 31,
	2014	2013	2012
Cash Flows from Operating Activities
Net income (loss)	$(52,263)	$(32,814)	$(19,263)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Change in accounts receivable	1,043	(8,649)	(1,792)
Change in prepaid expenses and other current assets	(405)	(1,046)	(240)
Change in other long term assets	1,751	(1,718)	—
Change in accounts payable	5,547	(227)	385
Change in accrued liabilities	7,860	5,502	3,179
Change in deferred revenue	6,882	11,756	4,418
Change in other current liabilities	217	599	85
Change in deferred rent	2,414	3,358	—
Depreciation and amortization expense	3,694	1,838	714
Non-cash interest expense	—	829	—
Stock-based compensation expense	11,091	1,235	87
Deferred income taxes	—	—	(340)
Other	48	45	—
Net cash provided by (used in) operating activities	(12,121)	(19,292)	(12,767)

Cash Flows from Investing Activities
Purchases of investments	(56,169)	(74,401)	(3,850)
Sales of investments	32,000	74,450	2,400
Purchases of property and equipment	(11,034)	(10,965)	(2,329)
Change in restricted cash	(3,576)	(2,216)	—
Net cash provided by (used in) investing activities	(38,779)	(13,132)	(3,779)

Cash Flows from Financing Activities
Proceeds from issuance of series A preferred units	—	—	4,500
Proceeds from issuance of series B preferred units, net	—	72,163	—
Proceeds from issuance of series B-1 preferred units, net	961	—	—
Proceeds from issuance of convertible notes	—	23,000	—
Proceeds from issuance of common units	47	—	—
Payments of deferred offering costs	(1,365)	—	—
Repurchase of series A preferred units	(1,500)	(100)	—
Net cash provided by (used in) financing activities	(1,857)	95,063	4,500

Net increase (decrease) in cash and cash equivalents	(52,757)	62,639	(12,046)
Cash and cash equivalents as of beginning-of-year	67,891	5,252	17,298
Cash and cash equivalents as of end-of-year	$15,134	$67,891	$5,252

Supplemental Disclosure of Non-cash Investing and Financing Activities
Accrued property and equipment purchases	$96	$707	$1,574
Conversion of accrued interest from convertible notes to equity	—	829	—
Conversion of convertible notes to equity	—	23,000	—
Non-cash settlement of accounts receivable through reacquisition of series A preferred stock	—	219	—
Non-cash settlement of accounts payable through issuance of class A common units	279	—	—
Non-cash issuance of series B-1 preferred units	593	—	—
Accrued deferred offering costs	196	—	—

See accompanying Notes to Financial Statements

EVOLENT HEALTH LLC
STATEMENTS OF CHANGES IN MEMBER’S EQUITY AND REDEEMABLE PREFERRED UNITS
(in thousands)

	Series B Redeemable Preferred Units		Series B-1 Redeemable Preferred Units		Total Redeemable Preferred Units	Series A Preferred Units		Series B Preferred Units		Class A Common Units		Series A Preferred Stock		Class A Common Stock		Additional Paid- In-Capital	Accumulated Deficit	Total Members' Equity
	Units	Amount	Units	Amount		Units	Amount	Units	Amount	Units	Amount	Shares	Amount	Shares	Amount

Balance, as of December 31, 2011	—	$—	—	$—	$—	—	$—	—	$—	—	$—	3,500	$4	381	$—	$21,193	$(1,320)	$19,877
Issuance of preferred stock, net of expenses	—	—	—	—	—	—	—	—	—	—	—	450	—	—	—	4,500	—	4,500
Issuance of restricted stock	—	—	—	—	—	—	—	—	—	—	—	—	—	562	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	87	—	87
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(19,263)	(19,263)
Balance as of December 31, 2012	—	—	—	—	—	—	—	—	—	—	—	3,950	4	943	—	25,780	(20,583)	5,201
Repurchase of preferred stock	—	—	—	—	—	—	—	—	—	—	—	(50)	—	—	—	(319)	—	(319)
Issuance of restricted stock prior to reorganization	—	—	—	—	—	—	—	—	—	—	—	—	—	15	—	—	—	—
Stock-based compensation expense prior to reorganization	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	92	—	92
Net income (loss) prior to reorganization	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(21,982)	(21,982)
Issuance of series B preferred units, net of expenses	—	—	—	—	—	—	—	6,511	95,992	—	—	—	—	—	—	—	—	95,992
Reorganization to limited liability company	—	—	—	—	—	3,900	—	—	(17,009)	958	1	(3,900)	(4)	(958)	—	(25,553)	42,565	—
Forfeiture of restricted stock	—	—	—	—	—	—	—	—	—	(2)	—	—	—	—	—	—	—	—
Stock-based compensation expense subsequent to reorganization	—	—	—	—	—	—	—	—	—	—	1,143	—	—	—	—	—	—	1,143
Allocation of net income (loss) subsequent to reorganization	—	—	—	—	—	—	—	—	(9,688)	—	(1,144)	—	—	—	—	—	—	(10,832)
Reclassification to redeemable units	3,592	38,251	—	—	38,251	—	—	(3,592)	(38,251)	—	—	—	—	—	—	—	—	(38,251)
Balance as of December 31, 2013	3,592	38,251	—	—	38,251	3,900	—	2,919	31,044	956	—	—	—	—	—	—	—	31,044
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	11,091	—	—	—	—	—	—	11,091
Repurchase of preferred units	—	(828)	—	—	(828)	(75)	—	—	(672)	—	—	—	—	—	—	—	—	(672)
Issuance of series B-1 preferred units, net of expenses	—	—	90	1,554	1,554	—	—	—	—	—	—	—	—	—	—	—	—	—
Forfeiture of restricted stock	—	—	—	—	—	—	—	—	—	(12)	—	—	—	—	—	—	—	—
Issuance of common units to Evolent Holdings	—	—	—	—	—	—	—	—	—	3	47	—	—	—	—	—	—	47
Non-cash issuance of common units to Evolent Holdings	—	—	—	—	—	—	—	—	—	65	279	—	—	—	—	—	—	279
Net income (loss)	—	(21,689)	—	(1,554)	(23,243)	—	—	—	(17,603)	—	(11,417)	—	—	—	—	—	—	(29,020)
Balance as of December 31, 2014	3,592	$15,734	90	$—	$15,734	3,825	$—	2,919	$12,769	1,012	$—	—	$—	—	$—	$—	$—	$12,769

See accompanying Notes to Financial Statements

EVOLENT HEALTH LLC
NOTES TO FINANCIAL STATEMENTS

1. Organization
Evolent Health LLC (“Evolent LLC” or the “Company” which also may be referred to as “we,” “our” or “us”) is a managed services firm that supports integrated health systems in their migration toward value-based care and population health management. The Company’s services include providing customers with a robust population management platform, integrated data and analytics capabilities, pharmacy benefit management services and comprehensive health plan administration services. Together these services enable health systems to manage patient health in a more cost-effective manner without sacrificing quality. The Company’s contracts are structured as a combination of advisory fees, monthly member service fees and gain-sharing incentives. The Company's headquarters is located in Arlington, Virginia.
The Company was originally organized as a corporation in August 2011 and was capitalized through contributions of cash and intangible assets in exchange for preferred stock. At the time of the formation, the founding investors, The Advisory Board Company (“The Advisory Board”) and UPMC (“University of Pittsburgh Medical Center “), each contributed $10 million in cash to the Company. In addition, UPMC contributed a $3 million software license for use and resale by the Company as part of its service offerings. Each party also contributed various other items, such as a business plan, and entered into various agreements with the Company, such as reseller agreements. Each of these other contributions were determined to have no material value at the date of contribution and the agreements reflected terms consistent with a marketplace participant.
On September 23, 2013, the Company undertook a reorganization (the “Reorganization”) in which Evolent Health Holdings, Inc. (“Evolent Holdings”) was formed and the existing company (Evolent Health Inc. or “Evolent, Inc.”) converted into a limited liability company. Following the conversion of Evolent, Inc. into a limited liability company, the Company completed the issuance of $100 million of series B preferred units to new and existing investors. There are certain rights and preferences related to the series B preferred units set forth in the Company’s limited liability company agreement and a Master Investors' Rights Agreement between the investors. This transaction and these rights and preferences are further discussed in Note 4.
Since its inception, the Company has incurred substantial losses and cash outflows from operations. Failure to generate sufficient revenue and income could have a material adverse effect on the Company’s ability to achieve its business objectives. The Company has financed its operations through the issuance of preferred units. The Company believes it has sufficient liquidity for the next 12 months as of December 31, 2014.
2. Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements are prepared in accordance with United States of America generally accepted accounting principles (“GAAP”). Our GAAP policies, which significantly affect the determination of financial condition, results of operations and cash flows are summarized below.
Summary of Significant Accounting Policies
Accounting Estimates and Assumptions
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require use of estimates are: revenue recognition, impairment of long lived assets, common stock valuation, stock-based incentive compensation, income taxes and the potential effects of resolving litigated matters.
Fair Value Measurement
Our measurement of fair value is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset or non-performance risk, which would include our own credit risk. Our estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability (“exit price”) in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability, as opposed to the price that would be paid to acquire the asset or receive a liability (“entry price”). Pursuant to the Fair Value Measurements and Disclosures Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), we categorize our financial instruments carried at fair value into a three-level fair value hierarchy, based on the priority of inputs to the respective valuation technique. The three-level hierarchy for fair value measurement is defined as follows:

•	Level 1 – inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

•
Level 2 – inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies;

•	Level 3 – inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability.
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.
Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis
The Company measures certain assets and liabilities, including property and equipment and intangible assets, at fair value on a nonrecurring basis. These assets and liabilities are recognized at fair value when they are deemed to be impaired. As of December 31, 2014 and 2013, no assets or liabilities were remeasured at fair value subsequent to their initial recognition.
Cash and cash equivalents
Cash and cash equivalents are carried at cost, which approximates fair value, and include cash on hand, deposits in banks and money market funds with an original maturity of three months or less.
Restricted cash
Restricted cash is carried at cost, which approximates fair value, and includes $3.7 million in letters of credit for facility leases, $2.2 million in collateral with a financial institution for certain services that the financial institution provides to the Company and other restricted balances as of December 31, 2014.
Accounts receivable and allowance for doubtful accounts
Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company’s contracts typically include installment payments that do not necessarily correlate to the pattern of revenue recognition. Accounts receivable and the corresponding deferred revenue amounts are recorded when amounts are contractually billable under long-term member service agreements. In assessing the valuation of the allowance for doubtful accounts, management reviews the collectability of accounts receivable in aggregate and on an individual account basis. Any accounts that are determined to be uncollectible are written off against the allowance. The allowance is adjusted periodically based on management's determination of collectability. As of December 31, 2014 and 2013, the Company has not recorded an allowance for doubtful accounts as all amounts due were deemed collectible.
Investments and restricted investments
Investments include marketable securities with original maturities greater than three months.
As of December 31, 2014, the Company’s investments included U.S. agency obligations, treasury bills and certificates of deposit. As of December 31, 2013, the Company’s investments included treasury bills and certificates of deposit. The Company’s investments are classified as held-to-maturity and are carried at amortized cost. New investments are expected to be invested in similar securities where there is minimal exposure to value changes for the Company.
Property and equipment
Property and equipment are carried at cost less allowances for depreciation and amortization. Provisions for depreciation and amortization of property and equipment owned for company use are computed on the straight-line method over the estimated useful lives of the assets, which include furniture and equipment, computers, software development costs and leasehold improvements. The following summarizes the estimated useful lives by asset classification:

Furniture and equipment	3 years
Computer hardware	3 years
Software development costs	3 to 5 years
Leasehold improvements	Shorter of useful life or remaining lease term
When an item is sold or retired, the cost and related accumulated depreciation or amortization is eliminated and the resulting gain or loss, if any, is recorded in the Statements of Operations and Comprehensive Income (Loss).
We periodically review the carrying value of our long-lived assets, including property and equipment, for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. For long-lived assets to be held and used, impairments are recognized when the carrying amount of a long-lived asset group is not recoverable and exceeds fair value. The carrying amount of a long-lived asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset group exceeds its fair value.

Software development costs
The Company capitalizes certain software development costs, consisting primarily of personnel and related expenses for employees and third parties who devote time to their respective projects. Internal-use software costs are capitalized during the application development stage – when the research stage is complete and management has committed to a project to develop software that will be used for its intended purpose. Any costs incurred during subsequent efforts to significantly upgrade and enhance the functionality of the software are also capitalized. Capitalized software costs are included in property and equipment on the Balance Sheets. Amortization of internal-use software costs begins once the project is substantially complete and the software is ready for its intended purpose. These capitalized costs are amortized on a straight-line basis over their estimated useful life. Expenditures during the research and development phase are expensed as incurred. General and administrative departmental costs, training, maintenance costs and customer support are also expensed as incurred.
Identifiable intangible assets
Identified intangible assets are recorded at their estimated fair values at the date of acquisition and are amortized over their respective estimated useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are used.
Leases
The Company leases all of its office space and enters into various other operating lease agreements in conducting its business. At the inception of each lease, the Company evaluates the lease agreement to determine whether the lease is an operating or capital lease. The operating lease agreements may contain tenant improvement allowances, rent holidays or rent escalation clauses. When such items are included in a lease agreement, the Company records a deferred rent asset or liability on the balance sheets equal to the difference between the rent expense and future minimum lease payments due. The rent expense related to these items is recognized on a straight-line basis in the Statements of Operations and Comprehensive Income (Loss) over the terms of the leases. As of December 31, 2014, the Company had not entered into any capital leases.
Deferred revenue
Deferred revenue consists of billings or payments received in advance of providing the requisite services or other instances where the revenue recognition criteria have not been met. Our transformation revenues are recognized based on proportionate performance and we typically bill based on a fixed invoicing schedule which gives rise to deferred revenue when the pace of work performed is slower than the rate at which we bill. Our platform and operations revenues are recognized in the month in which services are rendered and we typically bill in advance of the service period which similarly gives rise to deferred revenue.
Commitments and contingencies
Contingencies arising from litigation, fines, penalties and other sources are recorded when deemed probable and reasonably estimable.
Revenue recognition
Revenue from the Company's services is recognized when there is persuasive evidence of an arrangement, delivery has taken place, revenue is fixed or determinable and collectability of the associated receivable is reasonably assured.
Pursuant to the accounting rules for arrangements with multiple deliverables, we evaluate each deliverable to determine whether it represents a separate unit of accounting based on the following criteria: (i) if the delivered item has value to the customer on a standalone basis, and (ii) if the contract includes a general right of return relative to the delivered item, and delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. Revenue is then allocated to the units of accounting based on each unit's relative selling price.
The Company enters into different types of contracts with its partners depending on where the partner may be in its transition towards value based care. The contracts generally have multiple deliverables; however, typically there is only one unit of accounting because the deliverables do not have standalone value. The Company’s contracts may include the delivery of a combination of one or more of the Company’s service offerings. In these situations, the Company determines whether such arrangements with multiple service offerings should be treated as separate units of accounting based on how the elements are bid or negotiated, whether the customer can accept separate elements of the arrangement and the relationship between the pricing on the elements individually and combined. Because of the unique nature of the Company’s services, neither vendor specific objective evidence nor third-party evidence is available. Therefore, the Company utilizes best estimate of selling price to allocate arrangement consideration in multiple element arrangements. As of December 31, 2014, blueprint contracts have required allocation to the units of accounting as discussed further below. In addition one contract with multiple deliverables for transformation and platform and operations services was executed during 2014 and we allocated value based upon the best estimate of selling price.
Revenue recognition – Transformation
The Company enters into two different types of contracts during the transformation phase: blueprint contracts and implementation contracts.  Blueprint contracts are fee-for-service, where the Company provides a strategic assessment for its partners in exchange for a fixed fee that is paid over the term of the engagement.  The Company recognizes revenue associated with blueprint contracts based on proportionate performance. Revenue is recognized each period in proportion to the amount of the contract completed during that period based upon the level of effort expended to date compared to the total estimated level of effort necessary over the term of the contract as the output of the contracts is not reflective of the value of the contract delivered each period.  These contracts may contain credits for fees related to signing a future long term agreement by a certain date.  The credits are assessed to determine whether they reflect significant and incremental discounts compared to discounts in the original blueprints.  If discounts are significant and incremental, the Company allocates the discount between the blueprint contract and future purchases.  If the future credit expires unused, it is recognized as revenue at that time.
Based on the strategic assessment generated in a blueprint contract, a partner may decide to move forward with a population health or health plan strategy.  In these cases, the partner enters into an implementation contract in which the Company provides services related to the launch of this strategy.  These contracts last twelve to fifteen months and are typically fixed fee in nature.  The Company recognizes revenue associated with implementation contracts based on proportionate performance.  Revenue is recognized each period in proportion to the amount of the contract completed during that period based upon the level of effort expended to date compared to the total estimated level of effort necessary over the term of the contract as the output of the contracts is not reflective of the value of the contract delivered each period. Billings associated with these contracts are typically scheduled in installments over the term of the agreement.
Revenue recognition – Platform and operations
After the transformation phase, the Company enters into multi-year service contracts with the partners where various population health, health plan operations and pharmacy benefit management services are provided on an ongoing basis to the members of the Company’s partners’ plans in exchange for a monthly service fee.  Members are individuals that are covered by the respective member service contracts and typically include the partners’ employees and its customers.  Revenue from these contracts is recognized in the month in which the services are delivered.  In some cases, there is an “at risk” portion of the service fee that could be refunded to the partner if certain service levels are not attained.  The Company monitors its compliance with service levels to determine whether a refund will be provided to the partner and records an estimate of these refunds. To date the Company’s history is limited for these contracts; therefore, the full potential refund is deferred until all obligations are met.
Cost of revenues
The Company’s cost of revenue includes the cost of products and services. These costs consist primarily of employees, contract and consulting services and their associated expenses, which are directly attributable to clinical and field operations and analysis.
Selling, general and administrative expenses
Selling, general and administrative expenses include expenses for corporate overhead and business development activities. The Company did not incur any advertising expense for the years ended December 31, 2014, 2013 and 2012.
Stock-based compensation
The Company’s employees are granted stock-based awards in Evolent Holdings and the Company is contractually required to issue a similar amount and class of membership equity to Evolent Holdings, in accordance with the Company’s Amended and Restated Operating Agreement. As discussed in Note 10, prior to the Reorganization, stock-based compensation followed an employee model as the awards were granted in the stock of the Company to employees of the Company. Subsequent to the Reorganization, the stock-based compensation awards are granted in the stock of the Company’s equity-method investor, Evolent Holdings, to employees of Evolent LLC. As such, Evolent LLC is required to utilize a non-employee model for recognizing stock-based compensation, which requires the awards to be marked-to-market through net income at the end of each reporting period until vesting occurs.
We expense the fair value of stock awards included in our incentive compensation plans. As of the date our stock awards are approved, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of the awards is expensed over the performance or service period, which generally corresponds to the vesting period, and is recognized as an increase to common units in members’ equity.
Income taxes
On September 23, 2013, the Company underwent a legal entity and tax restructuring pursuant to which the Company’s federal and state income tax status and classification changed from a corporation, subject to federal and state income taxes, to a partnership, whereby the Company’s members are responsible for reporting income or loss based on such member’s respective share of the Company’s income and expenses as reported for tax purposes. As a result of this restructuring, the Company ceased recognizing all of its federal and state deferred tax assets and liabilities as of September 23, 2013.
3. Recently Issued Accounting Standards
In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, in order to clarify the principles of recognizing revenue. This standard establishes the core principle of recognizing revenue to depict the transfer of promised goods or services in an amount that reflects the consideration the entity expects to be entitled in exchange for those goods or services. The FASB defines a five-step process that systematically identifies the various components of the revenue recognition process, culminating with the recognition of revenue upon satisfaction of an entity’s performance obligation. By completing all five steps of the process, the core principles of revenue recognition will be achieved. The amendments in the standard are effective for annual and interim reporting periods beginning after December 15, 2016, with early adoption prohibited. We will adopt the requirements of this standard effective January 1, 2017, and are currently evaluating the impact of the adoption on our consolidated financial condition and results of operations.
In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40). This standard requires management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards by requiring an assessment for a period of one year after the date that the financial statements are issued. Further, based on certain conditions and circumstances, additional disclosures may be required. This standard is effective beginning with the first annual period ending after December 15, 2016, and for all annual and interim periods thereafter. Early application is permitted. The Company does not expect this standard to have an impact on the Company’s financial statements or related disclosures.
4. Members’ Equity and Redeemable Preferred Units
Reorganization
On September 23, 2013, Evolent, Inc. completed a corporate reorganization in connection with a new round of equity financing (the “series B financing”). Evolent, Inc.’s reorganization included the creation of Evolent Holdings and the conversion of Evolent, Inc. into Evolent LLC, a limited liability company that is treated as a partnership for tax purposes. Each share of Evolent, Inc.’s capital stock outstanding immediately prior to the Reorganization was exchanged for a share of the capital stock of Evolent Holdings of the same class or series and with substantially similar rights, preferences, privileges, restrictions and limitations. Evolent LLC then issued to Evolent Holdings a like number of membership units of the same class or series and with substantially similar rights, preferences, privileges, restrictions and limitations, as the shares of capital stock issued by Evolent Holdings to the former shareholders of Evolent, Inc. This reorganization represented a transaction among entities with a high degree of common ownership as, both prior and subsequent to the Reorganization, the shareholders held the same economic and voting interests in Evolent LLC (through their respective ownership interests in Evolent Holdings) that they previously held in Evolent, Inc. The conversion of Evolent, Inc. into Evolent LLC represents a conversion from a taxable entity into an entity that is not separately taxable and is treated as a pass-through to its members. The conversion from a “C” corporation to an LLC was treated as a discrete transaction in these financial statements.
As of the date of the Reorganization, the existing stockholders’ deficit of Evolent, Inc. was allocated to the members of Evolent LLC based upon the rights and preferences of the membership units representing each member’s investment, and determined in accordance with Evolent’s Amended and Restated Operating Agreement (the “LLC Agreement”). The allocation of profits and losses to the members of Evolent are to be made in accordance with the terms of the LLC Agreement. Profits are allocated to the members’ capital accounts based on the hypothetical liquidation at book value basis of accounting which allocates profits and losses to the members based upon the value that would accrue to each member at each period end based upon a theoretical liquidation at book value at that time.
Capital structure
Subsequent to the Reorganization, the Company has the authority to issue common units, series A preferred units, series B preferred units, and series B-1 preferred units. As discussed in “Right to sell by significant securityholders” below, certain preferred units are redeemable by significant securityholders, not to exceed the value of the preferred units held by the significant securityholder with the largest number of units. Additionally, as discussed further in “Redemption of series B-1 preferred units” below, certain preferred units are redeemable. These amounts have been classified as redeemable preferred units.
Common units
As of December 31, 2014 and 2013, the Company’s LLC Agreement authorizes the Company to issue common units equal to the number of shares of common stock of Evolent Holdings outstanding immediately following the Reorganization, plus an additional number of common units as may be issued in accordance with the terms of the LLC Agreement and the Master Investor Rights’ Agreement.
Series A preferred units
The outstanding series A preferred units were issued to Evolent Holdings in the Reorganization.
In August 2013, prior to the Reorganization, Evolent, Inc. repurchased 50,000 shares of series A preferred stock from a customer for $0.1 million in cash and the forgiveness and discharge by the Company of $0.2 million in amounts due under a contract with the customer.
In July 2014, Evolent Holdings repurchased 75,000 shares of series A preferred stock from a customer for an aggregate purchase price of $1.5 million. Evolent LLC repurchased 75,000 shares of series A preferred units from Evolent Holdings for the same value.
Series B preferred units
In September 2013, the Company entered into the Series B Preferred Security Purchase Agreement, which authorized the issuance of 6,510,860 series B preferred units, all of which were issued and outstanding as of December 31, 2014 and 2013. The series B preferred units were issued in September 2013 in exchange for cash proceeds of $76.2 million and the conversion of $23.8 million of convertible notes issued by Evolent Health, Inc., including accrued interest of $0.8 million. Of the outstanding series B preferred units, 1,616,844 are held by Evolent Holdings and the remaining units were issued to The Advisory Board and TPG Growth II, LP (“TPG”).
Series B-1 preferred units
In January 2014, Evolent Holdings issued 65,105 shares of series B-1 preferred stock to a customer of Evolent LLC for aggregate proceeds of $1.0 million paid to Evolent LLC. Evolent LLC issued 65,105 series B-1 preferred units to Evolent Holdings in exchange for these shares.
In July 2014, Evolent Holdings issued 25,000 shares of series B-1 preferred stock for zero consideration to a customer of Evolent LLC. Evolent LLC issued 25,000 series B-1 preferred units to Evolent Holdings in exchange for these shares. This stock, valued at $0.6 million, is reflected as a deferred asset on our Balance Sheets and is being recognized as a reduction to revenue over the term of the related customer’s contract, as it represents an inducement related to the entire value of the revenue contract. The value of the stock was based upon a contemporaneous valuation.
Master Investors’ Rights Agreement
In connection with the Reorganization, the Investors’ Rights Agreement by and among Evolent, Inc. and certain of its shareholders was amended, restated and renamed as the Master Investors’ Rights Agreement. The Master Investors’ Rights Agreement was entered into on September 23, 2013, by the Company, Evolent Holdings, and the shareholders and members of each of the Company and Evolent Holdings. The Master Investors’ Rights Agreement provides that the Company’s Board of Directors shall initially consist of seven members, including two designees of UPMC, two designees of The Advisory Board, two designees of TPG and the Chief Executive Officer. The Master Investors’ Rights Agreement grants to UPMC, The Advisory Board and TPG the right to purchase their respective pro rata portions of certain offers of new equity securities by Evolent Holdings, and establishes certain conditions and restrictions on the transferability of Evolent Holdings’ capital stock.
Preferred unit rights and preferences
In accordance with the Company’s LLC Agreement, holders of preferred units are entitled to the following rights and preferences:
Liquidation preference
In the event of any voluntary or involuntary liquidation or winding up of the Company (the “Liquidation Event”), distribution shall be made as follows:
First, to the holders of series B preferred units, pro rata in proportion to the number of series B preferred units held by such holders, until the holders of such series B preferred units receive in respect of each series B preferred unit held by them, the adjusted series B liquidation preference amount;
Second, to the holders of series A preferred units, pro rata in proportion to the number of series A preferred units held by such holders, until the holders of such series A preferred units receive in respect of each series A preferred unit held by them, the adjusted series A liquidation preference amount;
Third, to the holders of series B-1 preferred units, pro rata in proportion to the number of series B-1 preferred units held by such holders, until the holders of such series B-1 preferred units receive in respect of each series B-1 preferred unit held by them, the adjusted series B-1 liquidation preference amount;
Fourth, to the holders of common units, pro rata in proportion to the number of common units held by such holders.
As of December 31, 2014, the aggregate liquidation preference in respect of the series B, series A, and series B-1 preferred units were $110.2 million, $48.2 million and $1.5 million respectively.
Voting rights
The holders of preferred units vote together with holders of common units as a single class upon all matters submitted to a vote of members. Each preferred unit is entitled to the number of votes equal to the number of common units into which the preferred unit is at the time convertible.
Optional conversion
Each preferred unit is convertible, at the option of the holder thereof, at any time and from time to time, into such number of fully paid and non-assessable common units as determined by dividing the original issue price of the preferred unit by the applicable conversion price (initially $10.00 per unit for series A and $15.36 per unit for series B and series B-1). The conversion price is subject to certain adjustments in accordance with the LLC Agreement; however, there have been no adjustments to date.
Mandatory conversion
Each preferred unit shall automatically convert into that number of common units as is determined by dividing the original issue price of the preferred unit by the applicable conversion price, upon the occurrence of either the agreement of the holders of at least 75% of the then outstanding preferred units voting together as a single class, or the closing of the sale of Evolent Holdings’ common stock (or a successor in interest to the Company) in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, in which the gross cash proceeds to Evolent Holdings (before deduction of underwriting discount, commissions and expenses of sale) are at least $75 million and the price per share paid by the public for common stock of Evolent Holdings is at least three times the original series B issue price.
Right to sell by significant securityholders
If any time after September 23, 2018, but before September 23, 2020, any significant securityholder (i.e., The Advisory Board, UPMC or TPG) wishes to pursue a sale of the Company, and neither of the other significant securityholders (the “remaining significant securityholders”) wishes to pursue the sale process, then the selling significant securityholder shall have the right to sell and the remaining significant securityholders may purchase (or cause the Company to purchase) the units of the selling significant securityholder at the then fair value. This right applies to series A and series B preferred units. This provision provides that in certain circumstances two of the three significant securityholders can cause the Company to repurchase the selling significant securityholder’s units. As such, these shares are classified as mezzanine equity on the balance sheets. However, as the maximum number of units that the Company can be obligated to repurchase by the remaining significant securityholders is the number of units held by the significant securityholder that holds the largest number of units, this is the amount that is presented in mezzanine equity.
Redemption of series B-1 preferred units
The series B-1 preferred units contain a purchaser-initiated redemption that states that under certain circumstances the purchaser may force the redemption of the preferred units to the Company. As this event is not solely within the control of the Company, these preferred units are presented in mezzanine equity.
Dividends and distributions
The holders of preferred units are entitled to receive a preferred return for each outstanding preferred unit payable in preference and priority to the payment of distributions on common units. The preferred return accrues on a daily basis at a rate of 8% per annum from the original issuance date (and in the case of the series A preferred units, from the date of the original issuance of shares of series A preferred stock by Evolent Health, Inc.). All accrued but unpaid preferred returns are payable when, as and if declared by the Board of Directors or upon the occurrence of a liquidation event. As of December 31, 2014, holders of preferred units have an aggregate accrued and unpaid preferred return in respect of the series B, series A and series B-1 preferred units of $10.2 million, $10.0 million and $0.1 million, respectively.
Allocation of profits and losses
The allocation of profits and losses to the members are based on the hypothetical liquidation at book value basis of accounting which allocates profits and losses to the shareholders based upon the value that would accrue to each shareholder at each period end based upon a theoretical liquidation at book value at that time. In accordance with the LLC Agreement, profits and losses for each year shall be allocated among the members in a manner such that the capital account balance of each such member for each class or series of units held by the member, immediately after making such allocation and after taking into account amounts specially allocated pursuant to the LLC Agreement, is as nearly as possible (limited to the amounts of profit and losses available for allocation), on a proportionate basis equal to (a) the distributions that would be made to such member with respect to each class or series of units held by the member, if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their book value, all Company liabilities were satisfied (limited with respect to each non-recourse liability to the book value of the assets securing such liability), and the net assets of the Company were distributed in accordance with the LLC Agreement to the members immediately after making such allocation, minus (b) such member’s share of the Company’s minimum gain (as defined in the LLC agreement) and such member’s share of nonrecourse debt minimum gain (as defined in the LLC agreement).
In accordance with the LLC Agreement, distributions (other than distributions in order to satisfy the income tax liabilities of the members) shall be made as follows: (i) first to the holders of series B preferred units, until such holders have received an amount per series B unit equal to $1.23 per annum, calculated from the date of issuance of each such unit (the “series B preferred return”), then (ii) to the holders of series A preferred units, until such holders have received an amount per series A unit equal to $0.80 per annum, calculated from the date of issuance by Evolent Holdings of the corresponding share of series A preferred stock (the “series A preferred return”), then (iii) to the holders of series B preferred units, until such holders have received an amount equal to the series B liquidation preference, then (iv) to the holders of series A preferred units, until such holders have received an amount equal to the series A liquidation preference, then (v) to the holders of series B-1 preferred units until such holders have received an amount per unit equal to $1.23 per annum, calculated from the date of issuance of each such unit (the “Series B-1 Preferred Return”), then (vi) to the holders of series B-1 preferred units, until such holders have received an aggregate amount equal to the original issue price of the series B-1 preferred units, then (vii) to the holders of common units, until such holders have received an amount equal to the series A liquidation preference, then (viii) to the holders of series A preferred units and common units, until such holders have received, an aggregate amount equal to the series B liquidation preference, and then (ix) to the holders of preferred units and common units pro rata based upon the number of units held by each such holder.
Issuance of common unit instrument to UPMC
The Company issued a contingent instrument to UPMC as a part of a reseller, services and non-competition. In the event that certain revenue targets related to the agreement are not met during the period commencing August 31, 2011, and ending August 30, 2015, the

Company must issue up to 250,000 common units to make up for the shortfall. This is considered a financial instrument that is revalued each period. Based upon the probability of meeting the revenue targets set forth in the agreement, it has been determined that the fair value of the financial instrument was zero as of December 31, 2014 and 2013. The Company reevaluates the value of the financial instrument each reporting period.
Capital structure prior to reorganization
Prior to the Reorganization, the Company was a “C” Corporation authorized to issue Series A Preferred Stock and Common Stock. The rights and preferences related to these shares were consistent with that of the membership units above, except for the rights described in “Right to sell by significant securityholders” described above.
5. Debt
During the period from January 2013, through September 2013, interim funding was provided to the Company from existing investors in the form of convertible term notes bearing interest at a rate of 8% per annum, with such interest accruing on a daily basis and compounded annually. The total outstanding principal amount of the interim funding provided was $23.0 million. Total interest expense and accrued interest associated with these convertible notes was $0.8 million. On the closing of the series B financing on September 23, 2013, the convertible notes and accrued interest were converted into series B preferred units or shares of series B preferred stock, as applicable, on a dollar for dollar basis. As of December 31, 2014 and 2013, there was no outstanding debt.
6. Investments
The following summarizes our investments (in thousands):

	As of December 31, 2014
	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. agency obligations	$24,069	$—	$4	$24,065
Certificates of deposits	1,750	—	—	1,750
U.S. Treasury bills	600	—	—	600
Total investments	$26,419	$—	$4	$26,415

	As of December 31, 2013
	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Certificates of Deposits	$1,750	$—	$—	$1,750
U.S. Treasury bills	602	—	—	602
Total investments	$2,352	$—	$—	$2,352
U.S. agency obligations, certificates of deposit and U.S. Treasury bills
U.S. agency obligations, certificates of deposit and U.S. Treasury bills are classified as held-to-maturity based on the maturity dates and intent to hold. As of December 31, 2013, the Company held these investments to secure a letter of credit related to its leased space. There were no identified events or changes in circumstances that had a significant adverse effect on the values of these investments. If there was evidence of a decline in value, which is other than temporary, the amounts would be written down to their estimated recoverable value.
Contractual maturities
The contractual maturities of our held-to-maturity U.S. agency obligations, certificates of deposits and U.S. Treasury bills (in thousands) were as follows:

	As of December 31,
	2014		2013
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$26,419	$26,415	$—	$—
Due after one year	—	—	2,352	2,352
Total	$26,419	$26,415	$2,352	$2,352

7. Property and Equipment
The following summarizes our property and equipment (in thousands):

	As of December 31,
	2014	2013
Leasehold improvements	$8,246	$5,852
Furniture and equipment	2,419	1,589
Computer hardware and software	756	593
Internal use software	15,337	7,594
Total property and equipment	26,758	15,628
Accumulated depreciation and amortization	(3,984)	(1,337)
Total property and equipment, net	$22,774	$14,291
The Company includes capitalized internal-use software development costs in property and equipment. The Company capitalized $7.7 million, $7.6 million and zero of these software development costs for the years ended December 31, 2014, 2013 and 2012, respectively. The net book value of capitalized internal use software development costs was $14.2 million and $7.5 million as of December 31, 2014 and 2013, respectively.
Depreciation expense related to property and equipment was $2.7 million, $1.2 million and $0.1 million for the years ended December 31, 2014, 2013 and 2012, respectively, of which amortization expense related to capitalized internal-use software development costs was $1.0 million, $0.1 million and zero for the years ended December 31, 2014, 2013 and 2012, respectively.
8. Intangible Assets
UPMC contributed to the Company a software license for use and resale as part of its service offerings valued at $3.0 million and a five year useful life. The Company utilized the contributed software for its ongoing customers while also developing a proprietary platform, Identifi. The new platform went live in October 2014 at which time the Company estimated that all customers would be migrated to the new platform by April 2015. In order to appropriately reflect the change in use of the contributed software, the Company revised the expected useful life of the contributed software license to conclude in April 2015. Details of our intangible asset (in thousands) are presented below:

	As of December 31, 2014			As of December 31, 2013
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Software	$2,952	$(2,305)	$647	$2,952	$(1,378)	$1,574
Amortization expense related to intangible assets for the years ended December 31, 2014, 2013 and 2012, was $0.9 million, $0.6 million and $0.6 million, respectively. As of December 31, 2014, $0.6 million remained to be amortized during 2015.
9. Commitments and Contingencies
Revenue Guarantees
UPMC reseller agreement
The Company and UPMC are parties to a Reseller, Services and Non-Competition Agreement, dated August 31, 2011 (the “Original UPMC Reseller Agreement”), which was amended and restated by the parties on June 27, 2013 (as so amended, the “UPMC Reseller Agreement”). Under the terms of the UPMC Reseller Agreement, UPMC has appointed the Company as a non-exclusive reseller of certain services, subject to certain conditions and limitations specified in the UPMC Reseller Agreement. If the Company fails to generate minimum revenue for UPMC as a result of the provision of services during the four year period ending August 31, 2015, UPMC shall be entitled to receive, for no consideration, up to 250,000 common units, based on a formula set forth in the UPMC Reseller Agreement. In consideration for the Company’s obligations under the UPMC Reseller Agreement and subject to certain conditions described therein, UPMC has agreed not to sell certain products and services directly to the Company’s customers and top prospects. As of December 31, 2014, the Company expected to surpass the minimum revenue threshold under this agreement by the first quarter 2015.
The Advisory Board Company Reseller Agreement
The Company and The Advisory Board are parties to a Services, Reseller, and Non-Competition Agreement, dated August 31, 2011 (the “Original Advisory Board Reseller Agreement”), which was amended and restated by the parties on June 27, 2013 (as so amended, the “Advisory Board Company Reseller Agreement”). Under the terms of the Advisory Board Company Reseller Agreement, The Advisory Board shall provide certain services to the Company on an as-requested basis. The Company met its obligation to purchase $0.2 million during the first year of the agreement.  In addition, The Advisory Board has a right of first offer to provide certain specified services during the term of the Agreement.  Lastly, under the Advisory Board Company Reseller Agreement, the Company and The Advisory Board agreed to forego the establishment of a Value-Based Care Innovation Center (the “Center”), which had been contemplated by the Original The Advisory Board Reseller Agreement and pursuant to which the Company would pay The Advisory Board for the provision of services during the first two years of the Center’s operation. In lieu of the establishment of the Center, the Company agreed to purchase and did purchase an additional $1.0 million of services from The Advisory Board prior to August 31, 2014. As of December 31, 2014, the Company has met this commitment.
Commitments
Lease commitments
The Company entered into a lease agreement for its office location in Arlington, Virginia on December 10, 2012. In connection with the lease, the Company is required to maintain a $2.0 million letter of credit which declines annually throughout the term of the lease as a guarantee of scheduled rent payments under the lease. On March 1, 2013, the Company amended the lease to include an additional floor, an additional 29,120 square feet. In conjunction with the amendment commencing March 1, 2013, the Company was required to hold an additional $1.7 million in restricted cash for the additional space. On April 1, 2014, the Company amended the lease to include an additional floor, an additional 27,813 square feet. As of December 31, 2014, the letter of credit balance in connection with the lease was $3.7 million.
Total rental expense on operating leases for the years ended December 31, 2014, 2013 and 2012, was $3.3 million, $1.5 million and $0.3 million, respectively. Future minimum rental commitments (in thousands) as of December 31, 2014, were as follows:

2015	$2,866
2016	3,254
2017	3,335
2018	3,418
2019	3,504
Thereafter	3,592
Total	$19,969
Indemnifications
The Company’s managed service agreements generally include a provision by which the Company agrees to defend its customers against third party claims (a) for death, bodily injury, or damage to personal property caused by Company negligence or willful misconduct, (b) by former or current Company employees arising from such managed service agreements, (c) for intellectual property infringement under specified conditions, and (d) for Company violation of applicable laws, and to indemnify them against any damages and costs awarded in connection with such claims. To date, the Company has not incurred any material costs as a result of such warranties and indemnities and has not accrued any liabilities related to such obligations in the accompanying financial statements.
Registration rights agreement
The Company entered into a Master Investors' Rights Agreement with its preferred shareholders. Pursuant to this agreement, the Company has granted the preferred shareholders certain registration rights which obligate the Company to file registration statements in the future with respect to the registration of the common shares underlying the preferred units.

Concentration of credit risk
The Company is subject to significant concentrations of credit risk related to cash and cash equivalents, short term investments and accounts receivable. The Company's cash and cash equivalents and short term investments are held at financial institutions that management believes to be of high credit quality. While the Company maintains its cash and cash equivalents and short term investments with financial institutions with high credit ratings, it often maintains these deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses on cash and cash equivalents and short term investments to date. The following table summarizes those customers who represented at least 10% of our revenues or accounts receivable for the periods presented:

	As of or For the Years Ended Decenber 31,
	2014	2013	2014	2013	2012
	Accounts Receivable		Revenues
Customer A	10%	*	*	11%	41%
Customer B	*	12%	14%	11%	16%
Customer C	37%	14%	16%	30%	20%
Customer D	17%	34%	21%	16%	*
Customer E	15%	36%	25%	13%	*
Customer F	*	*	*	*	12%
Customer G	14%	*	*	*	*
* Represents less than 10% of the respective balance
10. Stock-based Incentive Plan
Evolent Holdings sponsors a stock-based incentive plan for Evolent LLC employees that provides for the issuance of stock options and restricted stock in Evolent Holdings’ common stock. Stock-based awards vest over a four year period and expire ten years from the date of grant. Prior to the Reorganization, stock-based compensation followed an employee model as the awards were granted in the stock of the company to employees of the company. Subsequent to the Reorganization, the stock-based compensation awards are granted in the stock of the Company’s equity-method investor, Evolent Holdings, to employees of Evolent LLC. As such, the Company is required to utilize a non-employee model for recognizing stock-based compensation, which requires the awards to be marked-to-market through net income at the end of each reporting period until vesting occurs.
Under the Company’s Amended and Restated Operating Agreement, the Company is required to issue an identical amount of common units to Evolent Holdings in exchange for its underlying stock. As a result, the Company records a capital contribution from Evolent Holdings each time a stock award is granted. We issue new units to satisfy option exercises.
The 2011 Equity Incentive Plan was amended on September 23, 2013, to increase the number of shares authorized to 2,285,317 shares of Evolent Holdings common stock. As of December 31, 2014, 1,039,100 stock options and 943,810 shares of restricted stock of Evolent Holdings have been issued under the Plan.
Common stock valuation
The historical valuations of Evolent Holdings’ common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In the absence of a public trading market, we considered all relevant facts and circumstances known at the time of valuation, made certain assumptions based on future expectations and exercised significant judgment to determine the fair value of Evolent Holdings’ common stock. The factors considered in determining the fair value include, but are not limited to the following:

•	Third-party valuations of Evolent Holdings’ common stock;

•	Recent issuances of preferred stock, as well as the rights, preferences and privileges of our preferred stock relative to its common stock;

•	Evolent Holdings’ historical financial results and estimated trends and projections for Evolent Holdings’ future operating and financial performance;

•	Likelihood of achieving a liquidity event, such as an initial public offering or sale of Evolent Holdings, given prevailing market conditions;

•	The market performance of comparable, publicly-traded companies; and

•	The overall economic and industry conditions and outlook.
Prior to December 31, 2014, when estimating the value of Evolent Holdings’ common stock, our Board of Directors determined the equity value of the business by primarily considering income-based approaches. The income-based approach estimates value based on the expectation of future cash flows that a company will generate and the residual value of the company after the forecasted period. The future cash flows are discounted using a discount rate derived based upon venture capital rates commensurate with Evolent

Holdings’ risk profile. Additionally, we applied a discount to recognize the lack of marketability due to being a closely held company. Finally, we estimated the time to a future liquidity event at each valuation date based upon our expectations at each valuation date.
As of December 31, 2014, we utilized a probability-weighted expected return method (“PWERM”) to determine the value of Evolent Holdings’ common stock due to the three distinct liquidity events considered as of the valuation date. An analysis of the future values of Evolent Holdings was performed for each of the potential liquidity events, and the value of the common stock was determined for each liquidity event at the time of each liquidity event and discounted back to the present using a risk-adjusted discount rate. The present values of the common stock under each liquidity event were then weighted based on the probability of each outcome occurring to determine the value of the common stock. We utilized a combination of the income-based approach and market approach for the distinct liquidity events. A discounted cash flow analysis was used for the income approach. Under the market approach, a market multiple was selected based on the estimated exit timing.
In order to determine the fair value of Evolent Holdings’ common stock, we generally first determine Evolent Holdings’ business enterprise value (“BEV”) and then allocate the BEV to each element of Evolent Holdings’ capital structure (preferred stock, common stock and options). Evolent Holdings’ indicated BEV at each valuation date was allocated to the shares of preferred stock, common stock and options using the Black-Scholes option pricing model. Estimates of the volatility of our common stock were based on available information on the volatility of common stock of comparable, publicly-traded companies and estimates of expected term were based on the estimated time to a liquidity event.
Total compensation expense (in thousands) by award type and line item in our Statements of Operations and Comprehensive Income (Loss) were as follows:

	For the Years Ended December 31,
	2014	2013	2012
Stock options	$3,125	$—	$—
Restricted stock	7,966	1,235	87
Total	$11,091	$1,235	$87

	For the Years Ended December 31,
	2014	2013	2012
Cost of revenue	$758	$86	$—
Selling, general and administrative expenses	10,333	1,149	87
Total	$11,091	$1,235	$87
Total unrecognized compensation expense (in thousands) and expected weighted-average life (in years) by award type as of December 31, 2014, were as follows:

	Expense	Weighted- Average Period
Stock options	$11,438	3.09
Restricted stock	4,072	1.21
Total	$15,510
Stock options
The option price assumptions used for our stock option awards were as follows:

Weighted-average fair value per option granted	$7.48
Assumptions:
Expected life (in years)	6.25
Expected volatility	35%
Risk-free interest rate	1.8 - 2%
Dividend yield	0%
No options were granted during 2013 or 2012.
The fair value of options is determined using a Black-Scholes options valuation model with the assumptions disclosed in the table above. The dividend rate is based on the expected dividend rate during the expected life of the option. Expected volatility is based on the historical volatility of a peer group of public companies over the most recent period commensurate with the estimated expected term of the Company’s awards. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant. The expected life of the options granted represents the weighted-average period of time from the grant date to the date of exercise, expiration or cancellation based on the midpoint convention.
Information with respect to our stock options (aggregate intrinsic value shown in thousands) was as follows:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of December 31, 2013	—	$—
Granted	1,039,100	15.36
Exercised	(3,000)	15.36
Outstanding as of December 31, 2014	1,036,100	$15.36	9.36	$12,537
Vested and expected to vest after December 31, 2014	984,295	$15.36	9.36	$11,910
Exercisable at December 31, 2014	184,150	$15.36	9.26	$2,228
The total fair value of options vested during the years ended December 31, 2014, 2013 and 2012, was $2.3 million, zero and zero, respectively. The total intrinsic value of options exercised during the year ended December 31, 2014, was less than $0.1 million.
Restricted stock
As of December 31, 2014 and 2013, the Company issued 943,810 and 956,506 common units, respectively, to Evolent Holdings, in connection with the issuance by Evolent Holdings of shares of its common stock to employees of the Company. These shares were issued in the form of restricted stock awards. The awards, which vest ratably over a four year period, were issued to the respective employees for no consideration. The aggregate value of the units issued to Evolent Holdings in connection with each restricted stock award is recognized as compensation expense over the vesting period.
Information with respect to our restricted stock awards was as follows:

	Shares	Weighted- Average Grant-Date Fair Value
Outstanding as of December 31, 2013	568,749	$0.60
Vested	(237,105)	0.59
Forfeited	(12,696)	1.22
Outstanding as of December 31, 2014	318,948	$0.59
11. Income Taxes
After the Reorganization, the Company is no longer a taxable entity as it was converted from a corporation to a partnership. As a result of the reorganization, the Company ceased the recognition of all federal and state deferred tax assets and liabilities as of September 23, 2013.
Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws.
For financial reporting purposes, loss before income tax is derived from domestic sources. The current provision and deferred benefit for taxes on income for the period ending December 31, 2013, was less than $0.1 million, and pertains entirely to the period during 2013 for which the Company was classified and treated as a corporation. No income tax expense or benefit has been recorded within these financial statements for the period during 2013 for which the Company was classified and treated as a partnership.
The current provision and deferred benefit for taxes on income for the period ending December 31, 2012, were zero and $0.3 million, respectively. The Company was classified and treated as a corporation, subject to entity level tax, during 2012 and through the date of Reorganization in 2013.

The effective tax rate for the years ending December 31, 2013 and 2012, was 0% and 2%, respectively. The effective tax rate varies from the U.S. statutory rate due to the impact of the valuation allowance. The effective tax rate varied from the U.S. federal statutory tax rate principally due to the following as of December 31, 2012:

U.S statutory tax rate	35.0%
U.S. state income taxes, net of U.S federal tax benefit	4.0%
Change in valuation allowance	(36.8)%
Other, net	(0.4)%
Effective rate	1.8%
As of each applicable year-end, the Company has not recognized any uncertain tax positions, penalties or interest as we have concluded that no such positions exist. The Company is not currently subject to income tax audits in any U.S. or state jurisdictions for any tax year.
12. Defined Contribution Plan
We sponsor a tax-qualified 401(k) retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. We make matching contributions to the plan in accordance with the plan documents and various limitations under Section 401(a) of the Internal Revenue Code of 1986, as amended. Expenses for these plans were $2.3 million, $1.1 million and $0.2 million for the years ended December 31, 2014, 2013 and 2012, respectively.
13. Accrued Liabilities
Details of accrued liabilities (in thousands) are presented below:

	As of December 31,
	2014	2013
Accrued salaries and benefits	$14,305	$7,993
Self-insurance liability	1,156	—
Other accrued liabilities	2,717	2,295
Total accrued liabilities	$18,178	$10,288
During 2014, the Company began to self-insure for certain levels of medical, and dental coverage. Our self-insurance liabilty includes the estimated costs of these self-insurance programs at the present value of projected settlements based on history of settled claims, including payment patterns and the fixed nature of the individual settlements. During 2014, we incurred and paid claims related to the current year of $6.4 million and $5.3 million, respectively.
14. Related Parties
The Company works closely with both of its founding shareholders, The Advisory Board d UPMC. The relationship with The Advisory Board is centered on educating health system CEOs on innovations in the healthcare space. In return, the Company makes valuable connections with CEOs of health systems that could then become customers. The Company’s relationship with UPMC is a more traditional subcontractor one where UPMC has agreed to execute certain tasks necessary to deliver on the Company’s customer commitments.
As of December 31, 2014, the Company had no accounts receivable due from The Advisory Board or UPMC. The Company had no accounts payable or accrued expenses due to The Advisory Board and accounts payable and accrued expenses of $4.9 million to UPMC as of December 31, 2014. Total expenses attributable to The Advisory Board and UPMC for the year ended December 31, 2014, were $0.2 million and $14.5 million, respectively.
As of December 31, 2013, the Company had no accounts receivable due from The Advisory Board or UPMC. The Company had no accounts payable or accrued expenses to The Advisory Board and accounts payable and accrued expenses of $1.0 million to UPMC as of December 31, 2013. Total expenses attributable to The Advisory Board and UPMC for the year ended December 31, 2013, were $0.8 million and $1.9 million, respectively.
Total expenses attributable to The Advisory Board and UPMC for the year ended December 31, 2012, were $0.4 million and $0.6 million, respectively.
During 2012, the Company sold preferred series A shares to certain customers for strategic purposes while concurrently entering into revenue contracts with those customers. The Company concluded the $4.5 million in gross proceeds collected for those shares represented fair value of the shares at the time of sale. The Company recognized $23.3 million, $17.2 million and $6.1 million of revenue related to these customers for the years ended December 31, 2014, 2013 and 2012, respectively. As of December 31, 2014 and 2013, the Company had accounts receivable balances of $4.4 million and $1.5 million, respectively, related to these customers.

In January 2014, Evolent Holdings issued shares of series B-1 preferred stock to a customer for strategic purposes while the Company concurrently entered into a revenue contract with the customer. The Company issued an identical number of membership units to Evolent Holdings and recorded the proceeds in the form of a capital contribution. Based on a contemporaneous valuation, the Company concluded that the $1.0 million in gross proceeds was consistent with fair value. As of and for the year ended December 31, 2014, the Company had accounts receivable of less than $0.1 million and recognized $14.4 million of revenue related to this customer.
In July 2014, Evolent Holdings repurchased 75,000 shares of series A preferred stock from a customer while the Company concurrently negotiated terms of a revenue arrangement. The Company repurchased an identical number of membership units for the same value from Evolent Holdings. Based on a contemporaneous valuation, the Company concluded that the repurchase was consistent with fair value. Additionally, Evolent Holdings issued 25,000 shares of series B-1 preferred stock to the same customer of the Company for no consideration while the Company concurrently negotiated terms of a revenue arrangement. The Company issued an identical number of membership units to Evolent Holdings. As this occurred concurrently with the revenue negotiation, this was determined to represent an inducement related to the revenue contract, and the fair value of the shares issued will be recorded as a reduction to revenue over the term of the revenue agreement. As of December 31, 2014, the Company recorded a current asset of $0.1 million and a non-current asset of $0.5 million related to this inducement. As of and for the year ended December 31, 2014, the Company had accounts receivable of $3.5 million and recognized $16.2 million of revenue related to this customer, which are included in the amounts noted above for our series A affiliates.
15. Subsequent Events
The Company completed its subsequent events assessment through March 2, 2015. No material subsequent events were identified.